UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Zoom Technologies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

98976E301
(CUSIP Number) Sanlitun SOHO, Building A, 11th Floor No. 8 Workers Stadium North Road Chaoyang District Beijing, P. R. China Post Code: 100027

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Amendment No. 1 to Schedule 13D

CUSIP No. 98976E301
1.	Name of Reporting Person Spreadtrum Communications, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	1,676,300 shares of Common Stock
8. Shared Voting Power
	9. Sole Dispositive Power	1,676,300 shares of Common Stock
10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,676,300 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)____ ___________________________________________________________________________________
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) CO

Amendment No. 1 to Schedule 13D

Explanatory Notes

This Amendment No.1 to Schedule 13D (the “Amendment No.1”) amends and supplements the Schedule 13D filed by the Reporting Person on November 4, 2011 (the “Schedule 13D”) by filing an unredacted version of Exhibit 1.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the disclosure previously reported in the Schedule 13D. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the previously filed Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Common Stock Purchase Agreement dated October 18, 2011, by and among Zoom Technologies, Inc., Spreadtrum Communications, Inc. and Lei Gu.*

*      Filed herewith

Amendment No. 1 to Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPREADTRUM COMMUNICATIONS, INC.

December 5, 2011
Date

/s/Leo Li
Signature

Leo Liyou Li, President and Chief Executive Officer
Name/Title